Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Pre-tax income from continuing operations	$69,344		$56,792		$49,312		$33,402		$40,277

Fixed Charges:
Interest expense	$9,579		$9,589		$6,289		$1,885		$4,968
Amortized premium	—		—		91		61		61
Interest component of rental expense(1)	565		486		411		352		519

Total Fixed Charges	$10,144		$10,075		$6,791		$2,298		$5,548

Pre-tax income from continuing operations plus fixed charges	$79,488		$66,867		$56,103		$35,700		$45,825

Ratio of Earnings to Fixed Charges	7.8	x	6.6	x	8.3	x	15.5	x	8.3	x

	Quarter Ended
	April 1,
	2006
Pre-tax income from continuing operations	$24,613

Fixed Charges:
Interest expense	$2,411
Interest component of rental expense(1)	122

Total Fixed Charges	$2,533

Pre-tax income from continuing operations plus fixed charges	$27,146

Ratio of Earnings to Fixed Charges	10.7	x
The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002. If the Company had adopted this accounting change beginning January 1, 2001, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 8.8x for the year ended December 31, 2001.

(1) Represents appropriate portion (1/3) of rental expense.